January 27, 2017
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-II
Nationwide Life Insurance Company
Post-Effective Amendment No. 11 (File No. 333-182494)
CIK Number: C000118174
Dear Ms. Hahn:
On behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II ("Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940, we submit this response letter regarding our Post-Effective Amendment No. 11 that was filed pursuant to Rule 485(a) under the Securities Act of 1933 on December 2, 2016. The responses included here are made based upon comments received from you during our telephone conference on January 12, 2017.
Comment 1 – Take out brackets and fill in blanks.
Response: Nationwide represents that it will file a subsequent Post-Effective Amendment, prior to the effective date of Post-Effective Amendment No. 11 that will contain all redacted information as well as the revisions reflected in this correspondence filing.
Comment 2 – Confirm that rate change supplements are filed in a reasonable amount of time prior to a rate change.
Response: Rate change supplements are filed on or around the 15th of each month. The rates filed in the supplement are effective for the following month.
Comment 3 – Cover Page – The cover page should be limited to two pages (front and back). Adjust the list of available fund options to meet this requirement.
Response: The formatting of the list of underlying mutual funds has been revised in an attempt to limit the cover page to front and back. Due to the number of underlying mutual fund options available with this product, the list continues on to a third page. No further modifications within the requirements of the Form will reduce the size of this list.
Comment 4 – Page 7, Recurring Contract Expenses – Why is the One Year Enhanced Death Benefit Option listed in this chart?
Response: The One-Year Enhanced Death Benefit Rider is included in this chart because the charge for the rider is a recurring contract expense that is assessed as an annualized percentage of Daily Net Assets. This table has been revised to make it clear that The One-Year Enhanced Death Benefit Rider is an Optional Benefit with recurring charges.
Recurring Contract Expenses
Variable Account Annual Expenses (assessed as an annualized percentage of Daily Net Assets)
Mortality and Expense Risk Charge...............................................................................................................	0.20%
Administrative Charge...............................................................................................................................	0.20%
Death Benefit Options (assessed as an annualized percentage of Daily Net Assets)..................................................
One-Year Enhanced Death Benefit Option Charge ........................................................................................	0.20%
Total Variable Account Charges (including this option only).............................................................................	0.60%
Additional Optional Riders (assessed annually as a percentage of the Current Income Benefit Base3)
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Recurring Contract Expenses
Maximum 7% Nationwide Lifetime Income Rider Charge....................................................................................	1.50% [4]
Maximum Nationwide Lifetime Income Track Charge........................................................................................	1.50% [4]
Maximum 7% Joint Option for the Nationwide Lifetime Income Rider Charge.........................................................	0.40%
Maximum Joint Option for the Nationwide Lifetime Income Track Charge.............................................................	0.40% [6]

Comment 5 – Page 7, Summary of Maximum Contract Expenses – Is this table necessary or appropriate since the charges have a different basis (some are contract based and some are on the benefit base)?
Response: While this table does compare some charges that are contract based with those that are based on the benefit base associated with the living benefit riders, Nationwide has left this table in the prospectus because the maximum charge listed [2.50] is used to calculate the Example Numbers listed on page 10. To exclude the charges that are based on the benefit base of the lifetime income riders from the example numbers could be misleading. To base the example numbers on a much lower maximum charge [0.60] could make it appear to a contract owner that that the living benefit riders are free and would not impact the cost of investing in this contract.
Comment 6 – Page 7, Contract Expenses, Footnote 5 – Clarify that the joint option charge is in addition to the rider charge.
Response: Footnotes 5 and 6 have been revised as follows:
5 The Joint Option for the 7% Nationwide Lifetime Income Rider may only be elected if and when the 7% Nationwide Lifetime Income Rider is elected. Currently, the charge associated with the Joint Option for the 7% Nationwide Lifetime Income Option is equal to .0.30% of the Current Income Benefit Base. This charge is in addition to the charge for the 7% Nationwide Lifetime Income Rider.
6 The Joint Option for the Nationwide Lifetime Income Track option may only be elected if and when the Nationwide Lifetime Income Track option is elected. Currently, the charge associated with the Joint Option for the Nationwide Lifetime Income Track option is equal to 0.15% of the Current Income Benefit Base. This charge is in addition to the charge for the Nationwide Income Track option.
Comment 7 – Page 9, Minimum and Initial and Subsequent Purchase Payments, 3rd Paragraph – Include a cross-reference to the section of the prospectus where restrictions are described in greater detail.
Response: Nationwide has not updated this paragraph to include cross references since there would be two cross references and one is a sub-sub section. As a result, it would be confusing and would violate the plain English requirements. However, these provisions are described in more detail later in the prospectus and include appropriate cross references.
Comment 8 – Page 10, Dollar Limit Restrictions, Last Paragraph – Clarify under what circumstances subsequent purchase payments would be refused and identify the risks that the contract owner should consider with respect to Nationwide’s right to refuse subsequent purchase payments.
Response: This paragraph has been revised as follows:
Subsequent Purchase Payments. If the Contract Owner elects the Nationwide Lifetime Income Track option, subsequent purchase payments may be limited to an aggregate total of $50,000 per calendar year. If the Contract Owner elects the 7% Nationwide Lifetime Income Rider, Nationwide reserves the right to refuse any subsequent purchase payments. This means that if Contract Owners purchase this contract intending to make subsequent purchase payments at a later date and Nationwide decides to restrict subsequent purchase payments, any intended future purchase payments will not be permitted. Contract Owners should consider this reservation of right when making the initial purchase payment.
Comment 9 – Page 10, 7% Nationwide Lifetime Income Rider – Explain why Nationwide picked this name for the Rider and why Nationwide believes that an investor would not be mislead to believe that the withdrawal rate is 7% based on the name.
Response: The name of the rider is not misleading since the 7% in the name of the Rider refers to the simple interest roll up associated with it. Nationwide determined many years ago to title the L.inc riders in this way and offers several other versions of this rider with different rollup rates that are differentiated by the percentage in the title.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Comment 10 – Page 10, 7% Nationwide Lifetime Income Rider, 2nd Paragraph – Clarify whether a fee can change at any time up to the maximum vs. giving notice of a fee change when it occurs or changing the fee a certain number of times per year.
Response: This paragraph has been revised as follows:
If the 7% Nationwide Lifetime Income Rider is elected, Nationwide will deduct an additional charge not to exceed 1.50% of the Current Income Benefit Base, which is the amount upon which the Lifetime Withdrawal Amount is based. Currently, the charge for the 7% Nationwide Lifetime Income Rider is 1.20% of the Current Income Benefit Base. Changes in the current charge will only be applicable to new Contract Owners purchasing the contract or in the event existing Contract Owners elect to reset the Current Income Benefit Base. The charge is deducted on each Contract Anniversary and is taken from the Sub-Accounts proportionally based on contract allocations at the time the charge is deducted.
Comment 11 – Page 11, 7% Nationwide Lifetime Income Rider, 1st Paragraph on page – List and describe the actions a contract owner can take that will terminate the benefit or include a cross reference to the section of the prospectus where these actions are described in more detail.
Response: This paragraph has been revised as follows:
Election of the 7% Nationwide Lifetime Income Rider requires that the Contract Owner, until annuitization, allocate the entire Contract Value to a limited set of investment options. If the Contract Value is greater than $0, Lifetime Withdrawals are paid from the Contract Owner’s Contract Value. If the Contract Value is equal to or less than $0, Lifetime Withdrawals are paid from Nationwide’s General Account. Lifetime Withdrawals paid from the General Account are subject to Nationwide’s creditors and ultimately, its overall claims paying ability. Certain actions by the Contract Owner will terminate this optional benefit (see the Automatic Termination of the 7% Nationwide Lifetime Income Rider sub-section of the 7% Nationwide Lifetime Income Rider). The cost of the 7% Nationwide Lifetime Income Rider may exceed the benefit.
Comment 12 – Page 15, Reservation of Rights – Ensure that all elements required by Item 7(c) are included and that the prospectus provides information on (1) why each change may be made; (2) who must approve the change; and (3) who must be notified of the change.
Response: This section has been revised to meet the requirements of Item 7(c). Please note that this entire section has been relocated to immediately before the section of the prospectus titled "Distribution, Promotional, and Sales Expenses" found on page 17.
Reservation of Rights
In addition to rights that Nationwide specifically reserves elsewhere in this prospectus, Nationwide reserves the right, subject to any applicable regulatory approvals, to perform any or all of the following:
•	close Sub-Accounts to additional purchase payments on existing contracts or close Sub-Accounts for contracts purchased on or after specified dates. Changes of this nature will be made as directed by the underlying mutual funds or because Nationwide determines that the underlying mutual fund is no longer suitable (see Identification of Underlying Mutual Funds);
•	make changes required by any change in the federal securities laws, including, but not limited to, the Securities Act of 1933, the Securities Act of 1934, the Investment Company Act of 1940, or any other changes to the Securities and Exchange Commission’s interpretation thereof;
•	make any changes necessary to maintain the status of the contracts as annuities under the Internal Revenue Code;
•	make any changes required by federal or state laws with respect to annuity contracts; and
•	suspend or discontinue sale of the contracts. The decision to suspend or discontinue sale of the contracts is made at Nationwide’s discretion. Any decision of this nature would not impact current Contract Owners.
Contract Owners will be notified of any resulting material changes by way of an amendment to the prospectus.
Comment 13 – Page 16, The Contract in General, 2nd Paragraph on page – Acknowledge and confirm that to the extent that state law variations are material, Nationwide is expected to update the prospectus.
Response: Nationwide acknowledges that to the extent that state law variations are material it will be expected to update the prospectus.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Comment 14 – Page 16, The Contract in General, 5th Paragraph on page, 1st Sentence – Confirm that this statement is accurate considering that there are joint options offered on both the 7% Lifetime Income Rider and the Nationwide Lifetime Income Track Option and that Spousal Continuation is available.
Response: This paragraph has been updated as follows:
The annuity described in this prospectus is intended to provide benefits to the individual(s) named in the contract and any named beneficiaries. It is not intended to be used by institutional investors, in connection with other Nationwide contracts that have the same Annuitant, or in connection with other Nationwide contracts that have different Annuitants, but the same Contract Owner. If Nationwide determines that the risks it intended to assume in issuing the contract have been altered by misusing the contract as described above, Nationwide reserves the right to take any action it deems necessary to reduce or eliminate the altered risk. Nationwide also reserves the right to take any action it deems necessary to reduce or eliminate altered risk resulting from materially false, misleading, incomplete, or otherwise deficient information provided by the Contract Owner.
Comment 15 – Page 21, Lifetime Income Rider Investment Requirements – Clarify whether investment option restrictions can change for current contract owners or if they will change only at reset. Are contract owners locked into a set of investments for the life of the contract?
Response: This paragraph has been updated as follows:
Election of the 7% Nationwide L.inc Rider requires that the Contract Owner, until annuitization, allocate the entire Contract Value to a limited set of investment options currently available in the contract. For the list of available investment options, see Income Benefit Investment Options. Allocation requests to investment options other than those listed in the Income Benefit Investment Options section will not be honored; they will be treated as though no allocation request was submitted. If an investment option becomes unavailable to new Contract Owners electing this rider, Contract Owners who have already elected that investment option can still remain allocated to it.
Comment 16 – Page 22, Subsequent Purchase Payments, 1st Paragraph on page – Clarify whose economic instability would cause Nationwide to reject subsequent purchase payments. State whether Nationwide will terminate subsequent purchase payments for all contract owners or just certain contract owners. If only certain contract owners, discuss the criteria to be applied.
Response: This paragraph has been revised as follows:
Nationwide reserves the right to reject subsequent purchase payments in the event subsequent purchase payments create a financial risk that Nationwide is unwilling to bear. This reservation of right may limit the amount a Contract Owner can invest in the contract. Contract Owners should consider this reservation of right when making the initial purchase payment. If Nationwide exercises its right to refuse purchase payments, the restriction will apply to all Contract Owners who have purchased the 7% Nationwide Lifetime Income Option and the entire purchase payment will be immediately returned to the Contract Owner in the same form in which it was received. Generally, Nationwide may invoke this right in times of instability in the United States economy. Nationwide will notify Contract Owners if subsequent purchase payments are no longer being accepted.
Comment 17 – Page 22, Subsequent Purchase Payments, 1st Paragraph on page, last sentence – Revise this sentence to make it clear that Nationwide is responsible for communicating to contract owners when subsequent purchase payments have been restricted.
Response: This paragraph has been revised to indicate that Nationwide will notify contract owners in the event that subsequent purchase payments are not being accepted. See response to Comment 16 above.
Comment 18 – Page 22, Determination of the Income Benefit Base Prior to the First Withdrawal, Item 2(b) – Explain the concept of simple interest.
Response: This paragraph has been revised as follows:
(b)	Subsequent Purchase Payments with Roll-up: any purchase payments submitted after contract issuance and before the 10th Contract Anniversary, increased by simple interest (simple interest is interest that is calculated and paid only on the premium payments deposited and not on previously earned interest) at an annual rate of 7% each year from the date the subsequent purchase payments and/or are applied through the 10th Contract Anniversary; plus
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Comment 19 – Page 24, Lifetime Withdrawals, 4th Paragraph – Explain how contract owners can get the rates that are applicable to their contract. Carry this revision to any other references to rate sheet supplements throughout the prospectus.
Response: This paragraph has been revised as follows:
The Lifetime Withdrawal Percentages are disclosed in the Rate Sheet Supplement that is attached to the front of this prospectus delivered to you. The Rate Sheet Supplement discloses the Lifetime Withdrawal Percentages that are applicable during certain periods of time. In order to receive the applicable Lifetime Withdrawal Percentages, the application must be signed within the time period disclosed on the applicable Rate Sheet Supplement. Lifetime Withdrawal Percentages applicable in time periods other than the time period when the application is signed are not applicable to the contract. Nationwide reserves the right to change the Lifetime Withdrawal Percentages at any time; however, Nationwide will not change the Lifetime Withdrawal Percentages for contracts once issued. All Rate Sheet Supplements are available by contacting the Service Center, and also are available on the EDGAR system at (file number: 333- 182494). To obtain information about the rates that apply to your contract, contact the Service Center or your registered representative.
Note that this change has also been made on page 34 in a similar paragraph in the section of the prospectus describing the Joint Option for the 7% Nationwide Lifetime Income Rider.
Comment 20 – Page 24, Lifetime Withdrawals, 4th Paragraph – Confirm that the historical rates will be contained in an Appendix to the prospectus.
Response: Nationwide confirms that historical rates will be provided to contract owners in an Appendix to the prospectus.
Comment 21 – Page 25, Reset Opportunities – Confirm that the reset opportunity doesn’t reset the 10 year period.
Response: Nationwide confirms that the reset opportunity does not reset the 10 year period.
Comment 22 – Page 25, Reset Opportunities, Last Sentence – Who determines the current price and whether there is a change in the permitted investment options? Are these changes determined by Nationwide or due to a change made by the underlying investment portfolios?
Response: This paragraph has been revised as follows:
Nationwide offers an automatic reset of the Current Income Benefit Base. If, on any Contract Anniversary, the Contract Value exceeds the Current Income Benefit Base, Nationwide will automatically reset the Current Income Benefit Base to equal that Contract Value. This higher amount will be the new Current Income Benefit Base. This automatic reset will continue until Nationwide changes either the current price or the list of permitted investment options associated with the 7% Nationwide L.inc Rider.
Comment 23 – Page 25, Reset Opportunities, Last Sentence – Will contract owners be given notice if the automatic reset is no longer available?
Response: Contract owners are given notice when the automatic reset is no longer available. Please see the second paragraph of the Reset Opportunities provision.
Comment 24 – Page 29, Non-Lifetime Withdrawals, 2nd Paragraph under formula – Clarify the consequences of treating the withdrawal as a lifetime withdrawal instead of a non-lifetime withdrawal or include a cross reference to the section of the prospectus where these consequences are detailed.
Response: This paragraph has been revised as follows:
All Non-Lifetime Withdrawal requests must be made on a Nationwide form which is available by contacting the Service Center. If the Contract Owner requests a withdrawal without using the Nationwide form, the withdrawal request will be treated as a Lifetime Withdrawal request and will not be treated as a request for a Non-Lifetime Withdrawal (see Impact of Withdrawals in Excess of the Lifetime Withdrawal Amount).
Comment 25 – Page 35, Risks Associated With Electing the Joint Option, Last Sentence – Bold this sentence.
Response: This sentence has been revised as follows:
Additionally, in the situations described in (1), (3), and (4) above, not only will the Contract Owner not receive the benefit associated with the Joint Option, but he/she must continue to pay any applicable charge until annuitization.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Comment 26 – Page 36, Income Benefit Investment Options, 1st Paragraph, 4th Sentence – This sentence is redlined to be removed. Add it back in.
Response: This paragraph has been revised as follows:
Only certain investment options are available to Contract Owners that elect the 7% Nationwide Lifetime Income Rider or Nationwide Lifetime Income Track Option. The investment options available under each optional living benefit are chosen by Nationwide based on each investment option’s risk characteristics. The permitted investment options are more conservative than those that are not permitted. This helps Nationwide manage its obligation to provide Contract Owners with Lifetime Withdrawals by reducing the likelihood that it will have to make unanticipated payments. By electing an optional living benefit and accepting the limited menu of investment options, Contract Owners may be foregoing investment gains that could otherwise be realized by investing in riskier investment options that are not available under the optional living benefit. Only the investment options shown are available for election.
Comment 27 – Page 45, Partial Withdrawals to Pay Investment Advisory Fees – Explain how the payment of investment advisory fees from the contract may negatively impact the benefit.
Response: This paragraph has been revised as follows:
In addition, withdrawals taken from the contract to pay advisory or investment management fees may negatively impact the benefit associated with the 7% Nationwide Lifetime Income Rider and Nationwide Lifetime Income Track option (see Impact of Withdrawals in Excess of the Lifetime Withdrawal Amount).
Please contact me direct at (614) 249-4800 if you have any questions regarding this filing.
Sincerely,
Nationwide Life Insurance Company
/s/ ANDREA SGOBBO
Andrea Sgobbo
Senior Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies